PRESS RELEASE

Sanofi to acquire Protein Sciences

- Acquisition adds recombinant-based influenza vaccine

to Sanofi Pasteur’s portfolio -

Paris, France – July 11, 2017 - Sanofi announced today it will acquire Protein Sciences, a privately held vaccines biotechnology company based in Meriden, Connecticut in the United States. Under the terms of the agreement, Sanofi will make an upfront payment of $650 million and pay up to $100 million upon achievement of certain milestones.

Protein Sciences received approval from the US Food and Drug Administration (FDA) in October 2016 for their Flublok® Quadrivalent Influenza Vaccine (QIV). Flublok® is the only recombinant protein-based influenza vaccine approved by the FDA.

“The acquisition of Protein Sciences will allow us to broaden our flu portfolio with the addition of a non-egg based vaccine,” said David Loew, Sanofi Executive Vice President and Head of Sanofi Pasteur, Sanofi’s vaccines division.

“Protein Sciences was actively looking for an opportunity to grow its business, particularly in the US,” said Manon M.J. Cox, President and Chief Executive Officer, Protein Sciences. “As part of Sanofi Pasteur, we expect our Flublok® influenza vaccine to benefit from Sanofi Pasteur’s expertise in the field of influenza vaccines.”

The acquisition, which has been unanimously approved by the board of directors of Protein Sciences and a majority of Protein Sciences shareholders, is expected to close in the third quarter of 2017, subject to customary regulatory approvals.

About Protein Sciences

Protein Sciences is a privately held biotech company established in 1983 and headquartered in Meriden, CT. Protein Sciences’ mission is to save lives and improve health through the creation of innovative vaccines and biopharmaceuticals.

About Sanofi Pasteur

Sanofi Pasteur produces vaccines against seasonal influenza on its four sites: Swiftwater (Pennsylvania, United States), Val de Reuil (France), Ocoyoacac (Mexico City, Mexico) and Shenzhen (China).

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking

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statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2016. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Jack Cox Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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